FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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AstraZeneca PLC

INDEX TO EXHIBITS

1.
ALLIANCE WITH SANOFI PASTEUR FOR MEDI8897

This announcement contains inside information

3 March 2017 07:00 GMT

MEDIMMUNE AND SANOFI PASTEUR FORM ALLIANCE TO DEVELOP AND COMMERCIALISE POTENTIAL NEXT-GENERATION RESPIRATORY SYNCYTIAL VIRUS ANTIBODY MEDI8897

MedImmune, the global biologics research and development arm of AstraZeneca, and Sanofi Pasteur, the vaccines division of Sanofi, today announced an agreement to develop and commercialise MEDI8897 jointly. MEDI8897 is a monoclonal antibody (mAb) for the prevention of lower respiratory tract illness (LRTI) caused by respiratory syncytial virus (RSV), the most prevalent cause of LRTI among infants and young children. MEDI8897 is currently in a Phase IIb clinical trial in pre-term infants who are ineligible for Synagis, the current standard of care medicine, and the development plan includes a proposed Phase III trial in healthy full-term and late pre-term infants.

Under the terms of the global agreement, Sanofi Pasteur will make an upfront payment of €120 million and pay up to €495 million upon achievement of certain development and sales-related milestones. The two companies will share all costs and profits equally. MedImmune and AstraZeneca will continue to lead all development activity through initial approvals, and AstraZeneca will retain MEDI8897 manufacturing activities. Sanofi-Pasteur will lead commercialisation activities for MEDI8897.

Bahija Jallal, Executive Vice President, MedImmune, said: "By combining our development expertise and leadership in RSV with Sanofi Pasteur's significant global experience in commercialising paediatric vaccines we hope to provide an RSV disease prevention approach for all infants, both term and pre-term. This agreement supports  our focus on our three main therapy areas, while delivering value from the innovative science in our pipeline through partnerships."

AstraZeneca's commitment to the prevention of paediatric RSV disease will also continue through Synagis, the only medicine currently approved for the prevention of serious lower respiratory tract disease caused by RSV in pediatric patients at high risk of severe RSV disease.

Financial considerations
AstraZeneca will maintain a direct ongoing interest in MEDI8897 through the alliance. Revenue from the agreement, including the upfront payment of €120 million and up to €495 million in milestone payments, will therefore be reported as Externalisation Revenue in the Company's financial statements. The agreement was completed at signing and does not impact AstraZeneca's financial guidance for 2017.

About Respiratory syncytial virus
Respiratory syncytial virus (RSV) is the most common cause of lower respiratory tract infections among young children in the United States and worldwide. Most infants are infected before the age of one, and virtually everyone gets an RSV infection by the age of two.

Each year, on average, in the United States alone, RSV leads to:

●        57,527 hospitalisations among children younger than 5 years old
●        2.1 million outpatient visits among children younger than 5 years old
●        177,000 hospitalisations and 14,000 deaths among adults older than 65 years

Source: Centres for Disease Control and Prevention, US Department for Health and Human Services, https://www.cdc.gov/rsv/about/infection.html

About MEDI8897
MEDI8897 is a highly potent monoclonal antibody (mAb) that neutralises RSV by binding the RSV fusion (F) protein expressed on virions and infected cells and has been engineered to have a long half-life, so that only one dose will be needed for the entire RSV season. It is being developed for the passive immunisation of a broad infant population. MEDI8897 is currently being tested in a Phase IIb trial in preterm infants ineligible for Synagis. The current development plan includes a Phase III trial in healthy full-term and late preterm infants. MEDI8897 has received Fast Track designation from the FDA.

About MedImmune
MedImmune is the global biologics research and development arm of AstraZeneca, a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialization of small molecule and biologic prescription medicines. MedImmune is pioneering innovative research and exploring novel pathways across Oncology, Respiratory, Cardiovascular & Metabolic Diseases, and Infection and Vaccines. The MedImmune headquarters is located in Gaithersburg, Md., one of AstraZeneca's three global R&D centres, with additional sites in Cambridge, UK and Mountain View, CA. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of Autoimmunity, Neuroscience and Infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AstraZeneca PLC

Date: 03 March 2017
By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary